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                                                                 EXHIBIT b(3)(c)

                                AMENDMENT NO. 2
                                       TO
                 AMENDED AND RESTATED BYLAWS OF AIM FUNDS GROUP
                          (A DELAWARE BUSINESS TRUST)

                        ADOPTED EFFECTIVE JUNE 14, 2000

         This Amendment No. 2 to the Amended and Restated Bylaws of AIM Funds Group amends the Amended and Restated Bylaws initially adopted effective November 5, 1998, as amended (the "Bylaws").

         1. Article IV, Section 8 is hereby restated in its entirety to read as follows:

                  "Section 8. Quorum. The holders of one-third of the Outstanding Shares entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by applicable law or by the Agreement. Notwithstanding the preceding sentence, with respect to any matter which by applicable law or by the Agreement requires the separate approval of one or more Classes or Portfolios, the holders of one-third of the Outstanding Shares of each such Class or Portfolio (or of such Classes or Portfolios voting together as a single class) entitled to vote on the matter shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the vote of the holders of a majority of Shares cast shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified."


         2. A new Article IV, Section 14 is hereby added to the Bylaws to read in full as follows:

                  "Section 14. Record Date. The Board of Trustees may set a record date for the purpose of making any proper determination with respect to Shareholders, including, but not limited to, which Shareholders are entitled to notice of a meeting or to vote at a meeting. The record date may not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days before the date on which the action requiring the determination will be taken."

         3. A new Article IV, Section 15 is hereby added to the Bylaws to read in full as follows:

                  "Section 15. Adjournments. A meeting of Shareholders convened on the date for which it was called may be adjourned from time to time without further notice to Shareholders to a date not more than 120 days after the original record date. A meeting of Shareholders may not be adjourned for more than 120 days after the original record date for such meeting without giving the Shareholders notice of the adjournment and the new meeting date."